Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

VIA EDGAR

January 15, 2021

Mr. David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	James Alpha Funds Trust (the “Trust”)

(File Nos. 333-249652; 811-23611)

Dear Mr. Orlic:

This letter summarizes additional comments provided by David Orlic of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on January 11, 2021, regarding the Trust’s registration statement filed on Form N-1A (the “Registration Statement”), and related correspondence filed on December 22, 2020 (the “Prior Response Letter”), on behalf of the James Alpha Macro Fund, James Alpha Global Real Estate Investments Fund, James Alpha Multi Strategy Alternative Income Fund, James Alpha Managed Risk Domestic Equity Fund, James Alpha Managed Risk Emerging Markets Equity Fund, James Alpha Hedged High Income Fund, James Alpha Total Hedge Fund, James Alpha EHS Fund, James Alpha Event Driven Fund, James Alpha Family Office Fund, James Alpha Relative Value Fund, and James Alpha Structured Credit Fund (each a “Fund” and, together, the “Funds”).

Responses to all of the comments are included below and, as appropriate, will be reflected in a Pre-Effective Amendment to the Trust’s Form N-1A registration statement that will be filed separately.

1.        Comment: Please confirm that each wholly-owned Cayman subsidiary (“Subsidiary”) and corresponding Fund has the same investment adviser.

Response: The Trust confirms that each Subsidiary and corresponding Fund has the same investment adviser.

2.        Comment: The Commission maintains its position that the name of the James Alpha Total Hedge Fund may suggest that an investor is investing in a hedge fund. Please consider adding “strategy” or a similar word between “hedge” and “fund” in the name of the Fund or, alternatively, keeping the name of the corresponding predecessor fund (James Alpha Total Hedge Portfolio).

Response: The Trust will keep the name of the Fund’s predecessor fund: James Alpha Total Hedge Portfolio. This revision will be reflected in a pre-effective amendment to the Registration Statement.

Philadelphia, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL

A Pennsylvania Limited Liability Partnership

3.	Comment: Please include the legal opinion relating to the legality of the shares being offered in advance of the Trust’s request for acceleration.

Response: The Trust has supplementally included as Appendix A to this letter a legal opinion relating to the legality of the shares to be offered pursuant to the Registration Statement.

4.	Comment: Please confirm the Registration Statement appropriately discloses the waiver of jury trial provisions contained in the Trust’s Agreement and Declaration of Trust. Please also further revise the Trust’s Agreement and Declaration of Trust to state that Section 9.11 and Section 9.12 do not apply to federal claims.

Response: The Trust will add the following disclosure to the Registration Statement:

The Amended and Restated Agreement and Declaration of Trust (the “Declaration”) provides that by virtue of becoming a shareholder of the Trust, each shareholder shall be held expressly to have agreed to be bound by the provisions of the Declaration. Shareholders, however, should be aware that they cannot waive their rights under the federal securities laws. The Declaration provides a detailed process for the bringing of derivative actions by shareholders for claims other than federal securities law claims beyond the process otherwise required by law. This derivative actions process is intended to permit legitimate inquiries and claims while avoiding the time, expense, distraction, and other harm that can be caused to a Fund or its shareholders as a result of spurious shareholder demands and derivative actions. Prior to bringing a derivative action, a demand by the complaining shareholder must first be made on the Trustees. The Declaration details conditions that must be met with respect to the demand. Following receipt of the demand, the Trustees must be afforded a reasonable amount of time to investigate and consider the demand. The Trustees will be entitled to retain counsel or other advisors in considering the merits of the request and shall require an undertaking by the shareholders making such request to reimburse the Trust for the expense of any such advisors in the event that the Trustees determine not to bring such action. The Trust's process for bringing derivative suits may be more restrictive than other investment companies. The process for derivative actions for the Trust also may make it more expensive for a shareholder to bring a suit than if the shareholder was not required to follow such a process.

The Declaration also requires that actions by shareholders against a Fund be brought only in a certain federal court in New York, or if not permitted to be brought in federal court, then in the Court of Chancery of the State of Delaware as required by applicable law, or the Superior Court of the State of Delaware (the “Exclusive Jurisdictions”), and that the right to jury trial be waived to the fullest extent permitted by law. Other investment companies may not be subject to similar restrictions. In addition, the designation of Exclusive Jurisdictions may make it more expensive for a shareholder to bring a suit than if the shareholder was permitted to select another jurisdiction. Also, the designation of Exclusive Jurisdictions and the waiver of jury trials limit a shareholder's ability to litigate a claim in the jurisdiction and in a manner that may be more favorable to the shareholder. A court may choose not to enforce these provisions of the Declaration.

The Trust will amend the Agreement and Declaration of Trust by deleting the language added to Section 9.11 (Derivative Actions) in the Prior Response Letter and adding the following language:

This Section 9.11 will not apply to claims brought under the federal securities laws.

The Trust will further amend the Agreement and Declaration of Trust to provide that claims will be brought exclusively in the United States District Court for the Southern District of New York or, solely with respect to matters relating to the organization or internal affairs of the Trust or as otherwise required by law, the Court of Chancery of the State of Delaware to the extent there is subject matter jurisdiction in such court for the claims asserted or, if not, in the Superior Court of Delaware. Accordingly, the Trust respectfully submits that further changes to Section 9.12 (Jurisdiction and Waiver of Jury Trial) are not appropriate or necessary. The Trust notes that the proposed change to Section 9.12 described in the Prior Response Letter was deemed acceptable by the Staff in the Agreement and Declaration of Trust for another open-end registrant (see correspondence relating to N-1A of Dimensional ETF Trust (File Nos. 333-239440, 811-23580)).

* * * * *

As requested in comments provided on November 25, 2020, the Trust has included each Fund’s fee table and expense example in this correspondence as Appendix B. The Trust notes that the fee tables and expense examples are consistent with the fee tables and expense examples provided in the Trust’s filing on Form N-14 on December 18, 2020, modified to incorporate comments from the staff of the Commission received on January 13, 2021 on such filing.

We hope that these responses adequately address your comments. If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (215) 564-8173. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Matthew DiClemente

Matthew DiClemente

Appendix A

Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

January [ ], 2021

James Alpha Funds Trust

515 Madison Avenue

New York, New York 10022

Re: James Alpha Funds Trust

Registration Statement on Form N-1A

Ladies and Gentlemen:

We have acted as counsel to James Alpha Funds Trust, a statutory trust organized under the laws of the State of Delaware (the “Trust”) and registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end, series management investment company.

This opinion is given in connection with the filing by the Trust of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 1 to such Registration Statement under the 1940 Act (the “Registration Statement”), relating to, among other matters, the registration of an indefinite number of shares of beneficial interest (the “Shares”) of each series of the Trust (each a “Fund” and together, the “Funds”) listed in Exhibit A.

In connection with giving this opinion, we have examined copies of the Trust’s Certificate of Trust, as filed with the Secretary of State of Delaware, Amended and Restated Agreement and Declaration of Trust, as amended (the “Trust Agreement”), Bylaws (the “Bylaws”), resolutions of the sole initial Trustee of the Trust adopted on October 23, 2020 and resolutions of the Board of Trustees of the Trust adopted on January 8, 2021 (the “Resolutions”), and a Good Standing Certificate dated January [ ], 2021, from the Secretary of State of Delaware, and originals or copies, certified or otherwise identified to our satisfaction, of such other documents and records as we have deemed necessary or advisable for purposes of this opinion. As to various questions of fact material to our opinion, we have relied upon information provided by officers of the Trust.

We have assumed the following for purposes of this opinion:

a)	The Trust will remain a valid and existing statutory trust under the laws of the State of Delaware.
b)	The provisions of the Trust Agreement and the Bylaws relating to the issuance of the Shares will not be modified or eliminated.
c)	The Resolutions will not be modified or withdrawn and will be in full force and effect on the date of each issuance of the Shares.
d)	The Shares will be issued in accordance with the Trust Agreement, the Bylaws and the Resolutions.
e)	The registration of an indefinite number of the Shares will remain effective.
f)	Each of the Shares will be sold for the consideration described in the then current summary prospectus (if any), statutory prospectus and statement of additional information of each Fund and the consideration received by the Trust will in each event be at least equal to the net asset value per share of such Shares.

Both the Delaware Statutory Trust Act, as amended, and the Trust Agreement provide that shareholders of the Trust shall be entitled to the same limitation on personal liability as is extended under the Delaware General Corporation Law, as amended, to stockholders of private corporations for profit. There is a remote possibility, however, that, under certain circumstances, shareholders of a Delaware statutory trust may be held personally liable for that trust’s obligations to the extent that the courts of another state that does not recognize such limited liability were to apply the laws of such state to a controversy involving such obligations. The Trust Agreement also provides for indemnification out of assets belonging to each Fund (or allocable to the applicable Class, as defined in the Trust Agreement) for all loss and expense of any shareholder held personally liable for the obligations of such Fund or Class. Therefore, the risk of any shareholder incurring financial loss beyond his or her investment due to shareholder liability is limited to circumstances in which each Fund or the applicable Class of the Fund is unable to meet its obligations and the express limitation of shareholder liabilities is determined by a court of competent jurisdiction not to be effective.

Based on and subject to the foregoing, we are of the opinion that the Shares have been duly authorized and, when sold, issued and paid for as described in the then current prospectus and statement of additional information for each Fund, will be validly issued, fully paid and nonassessable.

We express no opinion concerning the laws of any jurisdiction other than the federal law of the United States of America and the laws of the State of Delaware applicable to trusts formed under the Delaware Statutory Trust Act, as amended, excluding securities or “blue sky” laws of the State of Delaware.

We consent to the filing of this opinion with the U.S. Securities and Exchange Commission as an exhibit to the Registration Statement.

Very truly yours,

__________________________________

Stradley Ronon Stevens & Young, LLP

Exhibit A

Fund (and Share Class)
James Alpha Global Real Estate Investments Fund Class A Class I Class C Class R6
James Alpha Managed Risk Domestic Equity Fund Class A Class I Class C Class R6
James Alpha Structured Credit Value Fund Class A Class I Class C Class R6
James Alpha Hedged High Income Fund Class A Class I Class C Class R6
James Alpha Multi-Strategy Alternative Income Fund Class A Class I Class C Class R6
James Alpha Macro Fund Class I Class R6
James Alpha Total Hedge Fund Class I Class R6
James Alpha EHS Fund Class I Class R6
James Alpha Event Driven Fund Class I Class R6
James Alpha Family Office Fund Class I Class R6
James Alpha Relative Value Fund Class I Class R6
James Alpha Managed Risk Emerging Markets Equity Fund Class A Class I Class C Class R6

Appendix B

Fee Tables and Expense Examples

James Alpha Global Real Estate Investments Fund

Shareholder Fees	Class A	Class C	Class I	Class R6
Maximum Sales Charge (Load) Imposed on Purchases as a % of offering price	5.75%	NONE	NONE	NONE
Maximum Sales Charge (Load) Imposed on Reinvested Dividends as a % of offering price	NONE	NONE	NONE	NONE
Maximum Contingent Deferred Sales Charge (Load) as a % of offering price	NONE	1.00%	NONE	NONE
Redemption Fee	NONE	NONE	NONE	NONE
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
	Class A	Class C	Class I	Class R6
Management Fees	0.90%	0.90%	0.90%	0.90%
Distribution and/or Service Rule 12b-1 Fees	0.25%	1.00%	NONE	NONE
Other Expenses[1]	0.28%	0.28%	0.28%	0.30%
Acquired Fund Fees and Expenses[1,2]	0.01%	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses before Fee Waiver and/or Expense Reduction/Reimbursement	1.44%	2.19%	1.19%	1.21%
Fee Waiver and/or Expense Reduction/ Reimbursement	—	—	(0.14)%	(0.26)%
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reduction/Reimbursement[3]	1.44%	2.19%	1.05%	0.95%
  Other Expenses and Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.
  Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. These Acquired Fund Fees and Expenses are not considered in the calculation of the expense cap. The Total Annual Fund Operating Expenses in the above fee table will not correlate to the expense ratio in the Fund’s financial statements (or the financial highlights in this Prospectus) because the financial statements will include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in Acquired Funds.
  Pursuant to an operating expense limitation agreement between James Alpha Advisors, LLC, the Fund’s investment manager (“James Alpha” or the “Adviser”), and the Fund, James Alpha has contractually agreed to waive all or a portion of its advisory fee and/or pay expenses of the Fund so that total annual Fund operating expenses (excluding front-end and contingent deferred sales loads, leverage, interest and tax expenses, dividends and interest on short positions, brokerage commissions, expenses incurred in connection with any merger, reorganization or liquidation, extraordinary or non-routine expenses and Acquired Fund Fees and Expenses) for Class A, Class C, Class I and Class R6 do not exceed 1.69%, 2.37%, 1.04%, and 0.94%, respectively. The expense limitation agreement for Class A, Class C, Class I, and Class R6 shares will be in effect through two (2) years from the closing date of the reorganization of the predecessor series of The Saratoga Advantage Trust into the Fund. This operating expense limitation agreement cannot be terminated during its term. James Alpha is permitted to seek reimbursement from the Fund, subject to limitations, for management fees waived and Fund expenses it paid within three (3) years of the end of the fiscal year in which such management fees were waived or expenses paid, as long as the reimbursement does not cause the Fund’s operating expenses to exceed (i) the expense cap in place at the time the fees were waived or the expenses were incurred; or (ii) the current expense cap, whichever is less.

If the shares are redeemed at the end of each period:

	1 Year	3 Years
Class A	$713	$1,004
Class C	$322	$685
Class I	$107	$349
Class R6	$97	$331

If the shares are not redeemed:

	1 Year	3 Years
Class A	$713	$1,004
Class C	$222	$685
Class I	$107	$349
Class R6	$97	$331

James Alpha Hedged High Income Fund

Shareholder Fees	Class A	Class C	Class I	Class R6
Maximum Sales Charge (Load) Imposed on Purchases as a % of offering price	5.75%	NONE	NONE	NONE
Maximum Sales Charge (Load) Imposed on Reinvested Dividends as a % of offering price	NONE	NONE	NONE	NONE
Maximum Contingent Deferred Sales Charge (Load) as a % of offering price	NONE	1.00%	NONE	NONE
Redemption Fee	NONE	NONE	NONE	NONE
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
	Class A	Class C	Class I	Class R6
Management Fees	1.70%	1.70%	1.70%	1.70%
Distribution and/or Service Rule 12b-1 Fees	0.25%	1.00%	NONE	NONE
Other Expenses[1]	0.68%	0.69%	0.70%	0.69%
Interest/Dividend Expenses[1]	0.26%	0.26%	0.26%	0.25%
Acquired Fund Fees and Expenses[1,2]	0.27%	0.27%	0.27%	0.27%
Total Annual Fund Operating Expenses before Fee Waiver and/or Expense Reduction/Reimbursement	3.16%	3.92%	2.93%	2.91%
Fee Waiver and/or Expense Reduction/ Reimbursement	(0.25)%	(0.41)%	(0.56)%	(1.01)%
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reduction/Reimbursement[3]	2.91%	3.51%	2.37%	1.90%
  Other Expenses and Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.
  Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. These Acquired Fund Fees and Expenses are not considered in the calculation of the expense cap. The Total Annual Fund Operating Expenses in the above fee table will not correlate to the expense ratio in the Fund’s financial statements (or the financial highlights in this Prospectus) because the financial statements will include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in Acquired Funds.
  Pursuant to an operating expense limitation agreement between James Alpha Advisors, LLC, the Fund’s investment manager (“James Alpha” or the “Adviser”), and the Fund, James Alpha has contractually agreed to waive all or a portion of its advisory fee and/or pay expenses of the Fund so that total annual Fund operating expenses (excluding front-end and contingent deferred sales loads, leverage, interest and tax expenses, dividends and interest on short positions, brokerage commissions, expenses incurred in connection with any merger, reorganization or liquidation, extraordinary or non-routine expenses and Acquired Fund Fees and Expenses) for Class A, Class C, Class I and Class R6 do not exceed 2.38%, 2.98%, 1.84%, and 1.38%, respectively. The expense limitation agreement for Class A, Class C, Class I, and Class R6 shares will be in effect through two (2) years from the closing date of the reorganization of the predecessor series of The Saratoga Advantage Trust into the Fund. This operating expense limitation agreement cannot be terminated during its term. James Alpha is permitted to seek reimbursement from the Fund, subject to limitations, for management fees waived and Fund expenses it paid within three (3) years of the end of the fiscal year in which such management fees were waived or expenses paid, as long as the reimbursement does not cause the Fund’s operating expenses to exceed (i) the expense cap in place at the time the fees were waived or the expenses were incurred; or (ii) the current expense cap, whichever is less.

If the shares are redeemed at the end of each period:

	1 Year	3 Years
Class A	$852	$1,447
Class C	$454	$1,116
Class I	$240	$796
Class R6	$193	$700

If the shares are not redeemed:

	1 Year	3 Years
Class A	$852	$1,447
Class C	$354	$1,116
Class I	$240	$796
Class R6	$193	$700

James Alpha Macro Fund

Shareholder Fees	Class I	Class R6
Maximum Sales Charge (Load) Imposed on Purchases as a % of offering price	NONE	NONE
Maximum Sales Charge (Load) Imposed on Reinvested Dividends as a % of offering price	NONE	NONE
Maximum Contingent Deferred Sales Charge (Load) as a % of offering price	NONE	NONE
Redemption Fee	NONE	NONE
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
	Class I	Class R6
Management Fees	1.10%	1.10%
Distribution and/or Service Rule 12b-1 Fees	NONE	NONE
Other Expenses[1]	1.22%	1.22%
Interest/Dividend Expense[1]	0.04%	0.04%
Acquired Fund Fees and Expenses[1,2]	0.60%	0.60%
Total Annual Fund Operating Expenses before Fee Waiver and/or Expense Reduction/Reimbursement	2.96%	2.96%
Fee Waiver and/or Expense Reduction/ Reimbursement	(0.84)%	(1.39)%
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reduction/Reimbursement[3]	2.12%	1.57%
  Other Expenses and Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.
  Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies (except the Fund’s wholly owned and controlled Cayman Islands subsidiary (the “Subsidiary”). These Acquired Fund Fees and Expenses are not considered in the calculation of the expense cap. The Total Annual Fund Operating Expenses in the above fee table will not correlate to the expense ratio in the Fund’s financial statement (or the financial highlights in this Prospectus) because the financial statement includes only the direct operating expenses incurred by the Fund, not the indirect costs of investing in other investment companies (“Acquired Funds”).
  Pursuant to an operating expense limitation agreement between James Alpha Advisors, LLC, the Fund’s investment manager (“James Alpha” or the “Adviser”), and the Fund, James Alpha has contractually agreed to waive all or a portion of its advisory fee and/or pay expenses of the Fund so that total annual Fund operating expenses (excluding front-end and contingent deferred sales loads, leverage, interest and tax expenses, dividends and interest on short positions, brokerage commissions, expenses incurred in connection with any merger, reorganization or liquidation, extraordinary or non-routine expenses and Acquired Fund Fees and Expenses) for Class I and Class R6 do not exceed 1.48%, and 0.93%, respectively. The expense limitation agreement for Class I and Class R6 shares will be in effect through two (2) years from the closing date of the reorganization of the predecessor series of The Saratoga Advantage Trust into the Fund. This operating expense limitation agreement cannot be terminated during its term. James Alpha is permitted to seek reimbursement from the Fund, subject to limitations, for management fees waived and Fund expenses it paid within three (3) years of the end of the fiscal year in which such management fees were waived or expenses paid, as long as the reimbursement does not cause the Fund’s operating expenses to exceed (i) the expense cap in place at the time the fees were waived or the expenses were incurred; or (ii) the current expense cap, whichever is less.

If the shares are redeemed at the end of each period:

	1 Year	3 Years
Class I	$215	$749
Class R6	$160	$639

If the shares are not redeemed:

	1 Year	3 Years
Class I	$215	$749
Class R6	$160	$639

James Alpha Managed Risk Domestic Equity Fund

Shareholder Fees	Class A	Class C	Class I	Class R6
Maximum Sales Charge (Load) Imposed on Purchases as a % of offering price	5.75%	NONE	NONE	NONE
Maximum Sales Charge (Load) Imposed on Reinvested Dividends as a % of offering price	NONE	NONE	NONE	NONE
Maximum Contingent Deferred Sales Charge (Load) as a % of offering price	NONE	1.00%	NONE	NONE
Redemption Fee	NONE	NONE	NONE	NONE
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
	Class A	Class C	Class I	Class R6
Management Fees	1.20%	1.20%	1.20%	1.20%
Distribution and/or Service Rule 12b-1 Fees	0.25%	1.00%	NONE	NONE
Other Expenses[1]	0.39%	0.38%	0.39%	0.38%
Interest/Dividend Expenses[1]	0.02%	0.02%	0.02%	0.02%
Acquired Fund Fees and Expenses[1,2]	0.09%	0.09%	0.09%	0.09%
Total Annual Fund Operating Expenses before Fee Waiver and/or Expense Reduction/Reimbursement	1.95%	2.69%	1.70%	1.69%
Fee Waiver and/or Expense Reduction/ Reimbursement	—	—	—	(0.24)%
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reduction/Reimbursement[3]	1.95%	2.69%	1.70%	1.45%
  Other Expenses and Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.
  Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. These Acquired Fund Fees and Expenses are not considered in the calculation of the expense cap. The Total Annual Fund Operating Expenses in the above fee table will not correlate to the expense ratio in the Fund’s financial statements (or the financial highlights in this Prospectus) because the financial statements will include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in Acquired Funds.
  Pursuant to an operating expense limitation agreement between James Alpha Advisors, LLC, the Fund’s investment manager (“James Alpha” or the “Adviser”), and the Fund, James Alpha has contractually agreed to waive all or a portion of its advisory fee and/or pay expenses of the Fund so that total annual Fund operating expenses (excluding front-end and contingent deferred sales loads, leverage, interest and tax expenses, dividends and interest on short positions, brokerage commissions, expenses incurred in connection with any merger, reorganization or liquidation, extraordinary or non-routine expenses and Acquired Fund Fees and Expenses) for Class A, Class C, Class I and Class R6 do not exceed 1.99%, 3.00%, 1.79%, and 1.34%, respectively. The expense limitation agreement for Class A, Class C, Class I, and Class R6 shares will be in effect through two (2) years from the closing date of the reorganization of the predecessor series of The Saratoga Advantage Trust into the Fund. This operating expense limitation agreement cannot be terminated during its term. James Alpha is permitted to seek reimbursement from the Fund, subject to limitations, for management fees waived and Fund expenses it paid within three (3) years of the end of the fiscal year in which such management fees were waived or expenses paid, as long as the reimbursement does not cause the Fund’s operating expenses to exceed (i) the expense cap in place at the time the fees were waived or the expenses were incurred; or (ii) the current expense cap, whichever is less. James Alpha has agreed to not seek reimbursement for management fees waived and Fund expenses it paid prior to the closing date of the reorganization of the predecessor series of The Saratoga Advantage Trust into the Fund.

If the shares are redeemed at the end of each period:

	1 Year	3 Years
Class A	$762	$1,152
Class C	$372	$835
Class I	$173	$536
Class R6	$148	$484

If the shares are not redeemed:

	1 Year	3 Years
Class A	$762	$1,152
Class C	$272	$835
Class I	$173	$536
Class R6	$148	$484

James Alpha Managed Risk Emerging Markets Equity Fund

Shareholder Fees	Class A	Class C	Class I	Class R6
Maximum Sales Charge (Load) Imposed on Purchases as a % of offering price	5.75%	NONE	NONE	NONE
Maximum Sales Charge (Load) Imposed on Reinvested Dividends as a % of offering price	NONE	NONE	NONE	NONE
Maximum Contingent Deferred Sales Charge (Load) as a % of offering price	NONE	1.00%	NONE	NONE
Redemption Fee	NONE	NONE	NONE	NONE
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
	Class A	Class C	Class I	Class R6
Management Fees	1.20%	1.20%	1.20%	1.20%
Distribution and/or Service Rule 12b-1 Fees	0.25%	1.00%	NONE	NONE
Other Expenses[1]	1.38%	1.29%	1.39%	1.40%
Interest/Dividend Expenses[1]	0.12%	0.12%	0.13%	0.13%
Acquired Fund Fees and Expenses[1,2]	0.44%	0.44%	0.44%	0.44%
Total Annual Fund Operating Expenses before Fee Waiver and/or Expense Reduction/Reimbursement	3.39%	4.05%	3.16%	3.17%
Fee Waiver and/or Expense Reduction/ Reimbursement	(0.59)%	(0.51)%	(0.81)%	(1.27)%
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reduction/Reimbursement[3]	2.80%	3.54%	2.35%	1.90%
  Other Expenses and Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.
  Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. These Acquired Fund Fees and Expenses are not considered in the calculation of the expense cap. The Total Annual Fund Operating Expenses in the above fee table will not correlate to the expense ratio in the Fund’s financial statements (or the financial highlights in this Prospectus) because the financial statements will include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in Acquired Funds.
  Pursuant to an operating expense limitation agreement between James Alpha Advisors, LLC, the Fund’s investment manager (“James Alpha” or the “Adviser”), and the Fund, James Alpha has contractually agreed to waive all or a portion of its advisory fee and/or pay expenses of the Fund so that total annual Fund operating expenses (excluding front-end and contingent deferred sales loads, leverage, interest and tax expenses, dividends and interest on short positions, brokerage commissions, expenses incurred in connection with any merger, reorganization or liquidation, extraordinary or non-routine expenses and Acquired Fund Fees and Expenses) for Class A, Class C, Class I and Class R6 do not exceed 2.24%, 2.99%, 1.78%, and 1.33%, respectively. The expense limitation agreement for Class A, Class C, Class I, and Class R6 shares will be in effect through two (2) years from the closing date of the reorganization of the predecessor series of The Saratoga Advantage Trust into the Fund. This operating expense limitation agreement cannot be terminated during its term. James Alpha is permitted to seek reimbursement from the Fund, subject to limitations, for management fees waived and Fund expenses it paid within three (3) years of the end of the fiscal year in which such management fees were waived or expenses paid, as long as the reimbursement does not cause the Fund’s operating expenses to exceed (i) the expense cap in place at the time the fees were waived or the expenses were incurred; or (ii) the current expense cap, whichever is less.

If the shares are redeemed at the end of each period:

	1 Year	3 Years
Class A	$842	$1,448
Class C	$457	$1,134
Class I	$238	$813
Class R6	$193	$726

If the shares are not redeemed:

	1 Year	3 Years
Class A	$842	$1,448
Class C	$357	$1,134
Class I	$238	$813
Class R6	$193	$726

James Alpha Multi Strategy Alternative Income Fund

Shareholder Fees	Class A	Class C	Class I	Class R6
Maximum Sales Charge (Load) Imposed on Purchases as a % of offering price	5.75%	NONE	NONE	NONE
Maximum Sales Charge (Load) Imposed on Reinvested Dividends as a % of offering price	NONE	NONE	NONE	NONE
Maximum Contingent Deferred Sales Charge (Load) as a % of offering price	NONE	1.00%	NONE	NONE
Redemption Fee	NONE	NONE	NONE	NONE
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
	Class A	Class C	Class I	Class R6
Management Fees	2.00%	2.00%	2.00%	2.00%
Distribution and/or Service Rule 12b-1 Fees	0.25%	1.00%	NONE	NONE
Other Expenses[1]	1.31%	1.31%	1.31%	1.31%
Interest/Dividend Expenses[1]	0.98%	0.98%	0.98%	0.98%
Acquired Fund Fees and Expenses[1,2]	0.25%	0.25%	0.25%	0.25%
Total Annual Fund Operating Expenses before Fee Waiver and/or Expense Reduction/Reimbursement	4.79%	5.54%	4.54%	4.54%
Fee Waiver and/or Expense Reduction/ Reimbursement	(1.33)%	(1.33)%	(1.33)%	(1.83)%
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reduction/Reimbursement[3]	3.46%	4.21%	3.21%	2.71%
  Other Expenses and Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.
  Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. These Acquired Fund Fees and Expenses are not considered in the calculation of the expense cap. The Total Annual Fund Operating Expenses in the above fee table will not correlate to the expense ratio in the Fund’s financial statements (or the financial highlights in this Prospectus) because the financial statements will include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in Acquired Funds.
  Pursuant to an operating expense limitation agreement between James Alpha Advisors, LLC, the Fund’s investment manager (“James Alpha” or the “Adviser”), and the Fund, James Alpha has contractually agreed to waive all or a portion of its advisory fee and/or pay expenses of the Fund so that total annual Fund operating expenses (excluding front-end and contingent deferred sales loads, leverage, interest and tax expenses, dividends and interest on short positions, brokerage commissions, expenses incurred in connection with any merger, reorganization or liquidation, extraordinary or non-routine expenses and Acquired Fund Fees and Expenses) for Class A, Class C, Class I and Class R6 do not exceed 2.23%, 2.98%, 1.98%, and 1.48%, respectively. The expense limitation agreement for Class A, Class C, Class I, and Class R6 shares will be in effect through two (2) years from the closing date of the reorganization of the predecessor series of The Saratoga Advantage Trust into the Fund. This operating expense limitation agreement cannot be terminated during its term. James Alpha is permitted to seek reimbursement from the Fund, subject to limitations, for management fees waived and Fund expenses it paid within three (3) years of the end of the fiscal year in which such management fees were waived or expenses paid, as long as the reimbursement does not cause the Fund’s operating expenses to exceed (i) the expense cap in place at the time the fees were waived or the expenses were incurred; or (ii) the current expense cap, whichever is less.

If the shares are redeemed at the end of each period:

	1 Year	3 Years
Class A	$904	$1,695
Class C	$523	$1,400
Class I	$324	$1,117
Class R6	$274	$1,020

If the shares are not redeemed:

	1 Year	3 Years
Class A	$904	$1,695
Class C	$423	$1,400
Class I	$324	$1,117
Class R6	$274	$1,020

James Alpha Total Hedge Fund

Shareholder Fees	Class I	Class R6
Maximum Sales Charge (Load) Imposed on Purchases as a % of offering price	NONE	NONE
Maximum Sales Charge (Load) Imposed on Reinvested Dividends as a % of offering price	NONE	NONE
Maximum Contingent Deferred Sales Charge (Load) as a % of offering price	NONE	NONE
Redemption Fee	NONE	NONE
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
	Class I	Class R6
Management Fees	1.00%	1.00%
Distribution and/or Service Rule 12b-1 Fees	NONE	NONE
Other Expenses[1]	1.05%	1.05%
Acquired Fund Fees and Expenses[1,2]	0.68%	0.68%
Total Annual Fund Operating Expenses before Fee Waiver and/or Expense Reduction/Reimbursement	2.73%	2.73%
Fee Waiver and/or Expense Reduction/ Reimbursement	(0.57)%	(0.94)%
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reduction/Reimbursement[3]	2.16%	1.79%
  Other Expenses and Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.
  Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies (except the Fund’s wholly owned and controlled Cayman Islands subsidiary (the “Subsidiary”). These Acquired Fund Fees and Expenses are not considered in the calculation of the expense cap. The Total Annual Fund Operating Expenses in the above fee table will not correlate to the expense ratio in the Fund’s financial statement (or the financial highlights in this Prospectus) because the financial statement includes only the direct operating expenses incurred by the Fund, not the indirect costs of investing in other investment companies (“Acquired Funds”).
  Pursuant to an operating expense limitation agreement between James Alpha Advisors, LLC, the Fund’s investment manager (“James Alpha” or the “Adviser”), and the Fund, James Alpha has contractually agreed to waive all or a portion of its advisory fee and/or pay expenses of the Fund so that total annual Fund operating expenses (excluding front-end and contingent deferred sales loads, leverage, interest and tax expenses, dividends and interest on short positions, brokerage commissions, expenses incurred in connection with any merger, reorganization or liquidation, extraordinary or non-routine expenses and Acquired Fund Fees and Expenses) for Class I and Class R6 do not exceed 1.48% and 1.11%, respectively. The expense limitation agreement for Class I and Class R6 shares will be in effect through two (2) years from the closing date of the reorganization of the predecessor series of The Saratoga Advantage Trust into the Fund. This operating expense limitation agreement cannot be terminated during its term. James Alpha is permitted to seek reimbursement from the Fund, subject to limitations, for management fees waived and Fund expenses it paid within three (3) years of the end of the fiscal year in which such management fees were waived or expenses paid, as long as the reimbursement does not cause the Fund’s operating expenses to exceed (i) the expense cap in place at the time the fees were waived or the expenses were incurred; or (ii) the current expense cap, whichever is less.

If the shares are redeemed at the end of each period:

	1 Year	3 Years
Class I	$219	$734

Class R6	$182	$660

If the shares are not redeemed:

	1 Year	3 Years
Class I	$219	$734
Class R6	$182	$660

James Alpha EHS Fund

Shareholder Fees	Class I	Class R6
Maximum Sales Charge (Load) Imposed on Purchases as a % of offering price	NONE	NONE
Maximum Sales Charge (Load) Imposed on Reinvested Dividends as a % of offering price	NONE	NONE
Maximum Contingent Deferred Sales Charge (Load) as a % of offering price	NONE	NONE
Redemption Fee	NONE	NONE
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
	Class I	Class R6
Management Fees	1.00%	1.00%
Distribution and/or Service Rule 12b-1 Fees	NONE	NONE
Other Expenses[1]	3.62%	3.62%
Acquired Fund Fees and Expenses[1,2]	0.64%	0.64%
Total Annual Fund Operating Expenses before Fee Waiver and/or Expense Reduction/Reimbursement	5.26%	5.26%
Fee Waiver and/or Expense Reduction/ Reimbursement	(3.14)%	(3.51)%
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reduction/Reimbursement[3]	2.12%	1.75%
  Other Expenses and Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.
  Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. These Acquired Fund Fees and Expenses are not considered in the calculation of the expense cap. The Total Annual Fund Operating Expenses in the above fee table will not correlate to the expense ratio in the Fund’s financial statements (or the financial highlights in this Prospectus) because the financial statements will include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in Acquired Funds.
  Pursuant to an operating expense limitation agreement between James Alpha Advisors, LLC, the Fund’s investment manager (“James Alpha” or the “Adviser”), and the Fund, James Alpha has contractually agreed to waive all or a portion of its advisory fee and/or pay expenses of the Fund so that total annual Fund operating expenses (excluding front-end and contingent deferred sales loads, leverage, interest and tax expenses, dividends and interest on short positions, brokerage commissions, expenses incurred in connection with any merger, reorganization or liquidation, extraordinary or non-routine expenses and Acquired Fund Fees and Expenses) for Class I and Class R6 do not exceed 1.48% and 1.11%, respectively. The expense limitation agreement for Class I and Class R6 shares will be in effect through two (2) years from the closing date of the reorganization of the predecessor series of The Saratoga Advantage Trust into the Fund. This operating expense limitation agreement cannot be terminated during its term. James Alpha is permitted to seek reimbursement from the Fund, subject to limitations, for management fees waived and Fund expenses it paid within three (3) years of the end of the fiscal year in which such management fees were waived or expenses paid, as long as the reimbursement does not cause the Fund’s operating expenses to exceed (i) the expense cap in place at the time the fees were waived or the expenses were incurred; or (ii) the current expense cap, whichever is less.

If the shares are redeemed at the end of each period:

	1 Year	3 Years
Class I	$215	$972
Class R6	$178	$899

If the shares are not redeemed:

	1 Year	3 Years
Class I	$215	$972
Class R6	$178	$899

James Alpha Event Driven Fund

Shareholder Fees	Class I	Class R6
Maximum Sales Charge (Load) Imposed on Purchases as a % of offering price	NONE	NONE
Maximum Sales Charge (Load) Imposed on Reinvested Dividends as a % of offering price	NONE	NONE
Maximum Contingent Deferred Sales Charge (Load) as a % of offering price	NONE	NONE
Redemption Fee	NONE	NONE
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
	Class I	Class R6
Management Fees	1.00%	1.00%
Distribution and/or Service Rule 12b-1 Fees	NONE	NONE
Other Expenses[1]	1.21%	1.21%
Acquired Fund Fees and Expenses[1,2]	1.07%	1.07%
Total Annual Fund Operating Expenses before Fee Waiver and/or Expense Reduction/Reimbursement	3.28%	3.28%
Fee Waiver and/or Expense Reduction/ Reimbursement	(0.73)%	(1.10)%
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reduction/Reimbursement[3]	2.55%	2.18%
  Other Expenses and Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.
  Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies (except the Fund’s wholly owned and controlled Cayman Islands subsidiary (the “Subsidiary”). These Acquired Fund Fees and Expenses are not considered in the calculation of the expense cap. The Total Annual Fund Operating Expenses in the above fee table will not correlate to the expense ratio in the Fund’s financial statement (or the financial highlights in this Prospectus) because the financial statement includes only the direct operating expenses incurred by the Fund, not the indirect costs of investing in other investment companies (“Acquired Funds”).
  Pursuant to an operating expense limitation agreement between James Alpha Advisors, LLC, the Fund’s investment manager (“James Alpha” or the “Adviser”), and the Fund, James Alpha has contractually agreed to waive all or a portion of its advisory fee and/or pay expenses of the Fund so that total annual Fund operating expenses (excluding front-end and contingent deferred sales loads, leverage, interest and tax expenses, dividends and interest on short positions, brokerage commissions, expenses incurred in connection with any merger, reorganization or liquidation, extraordinary or non-routine expenses and Acquired Fund Fees and Expenses) for Class I and Class R6 do not exceed 1.48% and 1.11%, respectively. The expense limitation agreement for Class I and Class R6 shares will be in effect through two (2) years from the closing date of the reorganization of the predecessor series of The Saratoga Advantage Trust into the Fund. This operating expense limitation agreement cannot be terminated during its term. James Alpha is permitted to seek reimbursement from the Fund, subject to limitations, for management fees waived and Fund expenses it paid within three (3) years of the end of the fiscal year in which such management fees were waived or expenses paid, as long as the reimbursement does not cause the Fund’s operating expenses to exceed (i) the expense cap in place at the time the fees were waived or the expenses were incurred; or (ii) the current expense cap, whichever is less.

If the shares are redeemed at the end of each period:

	1 Year	3 Years
Class I	$258	$866

Class R6	$221	$793

If the shares are not redeemed:

	1 Year	3 Years
Class I	$258	$866
Class R6	$221	$793

James Alpha Family Office Fund

Shareholder Fees	Class I	Class R6
Maximum Sales Charge (Load) Imposed on Purchases as a % of offering price	NONE	NONE
Maximum Sales Charge (Load) Imposed on Reinvested Dividends as a % of offering price	NONE	NONE
Maximum Contingent Deferred Sales Charge (Load) as a % of offering price	NONE	NONE
Redemption Fee	NONE	NONE
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
	Class I	Class R6
Management Fees	1.20%	1.20%
Distribution and/or Service Rule 12b-1 Fees	NONE	NONE
Other Expenses[1]	1.11%	1.11%
Acquired Fund Fees and Expenses[1,2]	0.42%	0.42%
Total Annual Fund Operating Expenses before Fee Waiver and/or Expense Reduction/Reimbursement	2.73%	2.73%
Fee Waiver and/or Expense Reduction/ Reimbursement	(0.83)%	(1.20)%
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reduction/Reimbursement[3]	1.90%	1.53%
  Other Expenses and Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.
  Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies (except the Fund’s wholly owned and controlled Cayman Islands subsidiary (the “Subsidiary”). These Acquired Fund Fees and Expenses are not considered in the calculation of the expense cap. The Total Annual Fund Operating Expenses in the above fee table will not correlate to the expense ratio in the Fund’s financial statement (or the financial highlights in this Prospectus) because the financial statement includes only the direct operating expenses incurred by the Fund, not the indirect costs of investing in other investment companies (“Acquired Funds”).
  Pursuant to an operating expense limitation agreement between James Alpha Advisors, LLC, the Fund’s investment manager (“James Alpha” or the “Adviser”), and the Fund, James Alpha has contractually agreed to waive all or a portion of its advisory fee and/or pay expenses of the Fund so that total annual Fund operating expenses (excluding front-end and contingent deferred sales loads, leverage, interest and tax expenses, dividends and interest on short positions, brokerage commissions, expenses incurred in connection with any merger, reorganization or liquidation, extraordinary or non-routine expenses and Acquired Fund Fees and Expenses) for Class I and Class R6 do not exceed 1.48% and 1.11%, respectively. The expense limitation agreement for Class I and Class R6 shares will be in effect through two (2) years from the closing date of the reorganization of the predecessor series of The Saratoga Advantage Trust into the Fund. This operating expense limitation agreement cannot be terminated during its term. James Alpha is permitted to seek reimbursement from the Fund, subject to limitations, for management fees waived and Fund expenses it paid within three (3) years of the end of the fiscal year in which such management fees were waived or expenses paid, as long as the reimbursement does not cause the Fund’s operating expenses to exceed (i) the expense cap in place at the time the fees were waived or the expenses were incurred; or (ii) the current expense cap, whichever is less.

If the shares are redeemed at the end of each period:

	1 Year	3 Years
Class I	$193	$682
Class R6	$156	$608

If the shares are not redeemed:

	1 Year	3 Years
Class I	$193	$682
Class R6	$156	$608

James Alpha Relative Value Fund

Shareholder Fees	Class I	Class R6
Maximum Sales Charge (Load) Imposed on Purchases as a % of offering price	NONE	NONE
Maximum Sales Charge (Load) Imposed on Reinvested Dividends as a % of offering price	NONE	NONE
Maximum Contingent Deferred Sales Charge (Load) as a % of offering price	NONE	NONE
Redemption Fee	NONE	NONE
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
	Class I	Class R6
Management Fees	1.00%	1.00%
Distribution and/or Service Rule 12b-1 Fees	NONE	NONE
Other Expenses[1]	1.37%	1.37%
Acquired Fund Fees and Expenses[1,2]	0.85%	0.85%
Total Annual Fund Operating Expenses before Fee Waiver and/or Expense Reduction/Reimbursement	3.22%	3.22%
Fee Waiver and/or Expense Reduction/ Reimbursement	(0.89)%	(1.26)%
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reduction/Reimbursement[3]	2.33%	1.96%
  Other Expenses and Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.
  Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies (except the Fund’s wholly owned and controlled Cayman Islands subsidiary (the “Subsidiary”). These Acquired Fund Fees and Expenses are not considered in the calculation of the expense cap. The Total Annual Fund Operating Expenses in the above fee table will not correlate to the expense ratio in the Fund’s financial statement (or the financial highlights in this Prospectus) because the financial statement includes only the direct operating expenses incurred by the Fund, not the indirect costs of investing in other investment companies (“Acquired Funds”).
  Pursuant to an operating expense limitation agreement between James Alpha Advisors, LLC, the Fund’s investment manager (“James Alpha” or the “Adviser”), and the Fund, James Alpha has contractually agreed to waive all or a portion of its advisory fee and/or pay expenses of the Fund so that total annual Fund operating expenses (excluding front-end and contingent deferred sales loads, leverage, interest and tax expenses, dividends and interest on short positions, brokerage commissions, expenses incurred in connection with any merger, reorganization or liquidation, extraordinary or non-routine expenses and Acquired Fund Fees and Expenses) for Class I and Class R6 do not exceed 1.48% and 1.11%, respectively. The expense limitation agreement for Class I and Class R6 shares will be in effect through two (2) years from the closing date of the reorganization of the predecessor series of The Saratoga Advantage Trust into the Fund. This operating expense limitation agreement cannot be terminated during its term. James Alpha is permitted to seek reimbursement from the Fund, subject to limitations, for management fees waived and Fund expenses it paid within three (3) years of the end of the fiscal year in which such management fees were waived or expenses paid, as long as the reimbursement does not cause the Fund’s operating expenses to exceed (i) the expense cap in place at the time the fees were waived or the expenses were incurred; or (ii) the current expense cap, whichever is less.

If the shares are redeemed at the end of each period:

	1 Year	3 Years
Class I	$236	$817
Class R6	$199	$743

If the shares are not redeemed:

	1 Year	3 Years
Class I	$236	$817
Class R6	$199	$743

James Alpha Structured Credit Value Fund

Shareholder Fees	Class A	Class C	Class I	Class R6
Maximum Sales Charge (Load) Imposed on Purchases as a % of offering price	5.75%	NONE	NONE	NONE
Maximum Sales Charge (Load) Imposed on Reinvested Dividends as a % of offering price	NONE	NONE	NONE	NONE
Maximum Contingent Deferred Sales Charge (Load) as a % of offering price	NONE	1.00%	NONE	NONE
Redemption Fee	NONE	NONE	NONE	NONE
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
	Class A	Class C	Class I	Class R6
Management Fees	1.20%	1.20%	1.20%	1.20%
Distribution and/or Service Rule 12b-1 Fees	0.25%	1.00%	NONE	NONE
Other Expenses[1]	0.41%	0.41%	0.41%	0.41%
Acquired Fund Fees and Expenses[1,2]	NONE	NONE	NONE	NONE
Total Annual Fund Operating Expenses before Fee Waiver and/or Expense Reduction/Reimbursement	1.86%	2.61%	1.61%	1.61%
Fee Waiver and/or Expense Reduction/ Reimbursement	(0.13)%	(0.13)%	(0.13)%	(0.50)%
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reduction/Reimbursement[3]	1.73%	2.48%	1.48%	1.11%
  Other Expenses and Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.
  Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. These Acquired Fund Fees and Expenses are not considered in the calculation of the expense cap. The Total Annual Fund Operating Expenses in the above fee table will not correlate to the expense ratio in the Fund’s financial statements (or the financial highlights in this Prospectus) because the financial statements will include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in Acquired Funds.
  Pursuant to an operating expense limitation agreement between James Alpha Advisors, LLC, the Fund’s investment manager (“James Alpha” or the “Adviser”), and the Fund, James Alpha has contractually agreed to waive all or a portion of its advisory fee and/or pay expenses of the Fund so that total annual Fund operating expenses (excluding front-end and contingent deferred sales loads, leverage, interest and tax expenses, dividends and interest on short positions, brokerage commissions, expenses incurred in connection with any merger, reorganization or liquidation, extraordinary or non-routine expenses and Acquired Fund Fees and Expenses) for Class A, Class C, Class I and Class R6 do not exceed 1.73%, 2.48%, 1.48%, and 1.11%, respectively. The expense limitation agreement for Class A, Class C, Class I, and Class R6 shares will be in effect through two (2) years from the closing date of the reorganization of the predecessor series of The Saratoga Advantage Trust into the Fund. This operating expense limitation agreement cannot be terminated during its term. James Alpha is permitted to seek reimbursement from the Fund, subject to limitations, for management fees waived and Fund expenses it paid within three (3) years of the end of the fiscal year in which such management fees were waived or expenses paid, as long as the reimbursement does not cause the Fund’s operating expenses to exceed (i) the expense cap in place at the time the fees were waived or the expenses were incurred; or (ii) the current expense cap, whichever is less.

If the shares are redeemed at the end of each period:

	1 Year	3 Years
Class A	$741	$1,101
Class C	$351	$786
Class I	$151	$482
Class R6	$113	$406

If the shares are not redeemed:

	1 Year	3 Years
Class A	$741	$1,101
Class C	$251	$786
Class I	$151	$482
Class R6	$113	$406